August 19, 2009

BY EDGAR

Stephen G. Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ness Technologies, Inc. Form 10-K For the Year Ended December 31, 2008 Form 10-Q For the Quarter Ended March, 31, 2009 Forms 8-K Filed on February 4, 2009 and May 5, 2009 File No. 000-50954

Dear Mr. Krikorian:

I am the Chief Financial Officer of Ness Technologies, Inc. (the “Company”), and on its behalf I am responding to the comment letter, dated July 2, 2009 (the “Comment Letter”), from the Securities and Exchange Commission Division of Corporation Finance (the “Commission”). Please note that the Company’s counsel, Olshan Grundman Frome Rosenzweig & Wolosky LLP, reconfirmed the Company’s receipt of the Comment Letter in a letter to you dated July 28, 2009.

Please find our responses to the Commission’s comments below. For your convenience, we reproduced the text of the Commission’s comments in italics and our responses appear immediately below each comment.

Form 10-K For the Fiscal Year Ended December 31, 2008

Contractual Obligations, page 46

1.	Item 303(a)(5)(i) of Regulation S-K requires a tabular presentation covering at least the periods specified. Please explain how you determined that your presentation complies with these requirements.

August 19, 2009

Historically, the Company omitted certain columns from its tabular presentation of contractual obligations if the Company did not have obligations that fell within a column’s prescribed time period. With respect to the Form 10-K for the fiscal year ended December 31, 2008, we aggregated in our tabular presentation contractual obligations due in the “3 to 5 years” and “more than 5 years” time periods as the latter information represented approximately 5.4% of our total contractual obligations. We confirm that we will present our tabular presentation in future filings in accordance with the provisions of Item 303(a)(5)(i) of Regulation S-K.

We supplementally advise the Commission that the tabular presentation of our contractual obligations for the periods covered in our Form 10-K for the fiscal year ended December 31, 2008 would have appeared as follows. The only changes are to the two right-hand columns of the “Operating leases” line and the “Total” line of the table. All other figures and all footnotes remain unchanged.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$68,062	$7,089	$40,259	$20,714	$—
Interest payments (1)	8,433	3,380	4,377	676	—
Operating leases	93,205	27,777	35,813	14,302	15,313
Uncertain income tax positions (2)	3,177	—	—	—	—
Accrued severance pay (3)	55,014	—	—	—	—
Derivative instruments (4)	5,689	—	—	—	—
Guarantees	48,146	—	—	—	—
Total	$281,726	$38,246	$80,449	$35,692	$15,313

(1)	Amount represents interest on fixed and variable rate debt, prevailing on December 31, 2008.

(2)
Due to the uncertainty of the timing of future cash flows associated with our unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. See Note 11g, “Income Taxes,” to the consolidated financial statements included in this report.

(3)
Accrued severance pay relates primarily to accrued severance obligations to our Israeli employees as required under Israel’s Severance Pay Law in the amount of $52.6 million, payable only upon termination, retirement or death of the respective employee. Of this amount, $46.1 million was funded through deposits into severance pay funds, leaving a net obligation of $6.5 million.

(4)	Actual payments may differ from the amount presented due to future changes of foreign currency exchange rates and interest rates.

August 19, 2009

Evaluation of Disclosure Controls and Procedures, page 48

2.
We note that you have concluded here and in your Form 10-Q for the quarterly period ended March 31, 2009 that your “disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.” Please confirm and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures for the applicable periods are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In this regard, where you choose to provide a definition of disclosure controls and procedures in your effectiveness conclusion, that definition should conform to that set forth in Exchange Act Rule 13a-15(e).

We confirm that our principal executive officer and principal financial officer, with the participation of other members of our management have concluded that the Company’s disclosure controls and procedures were effective as of the end of the periods covered by the Company’s Form 10-K for the fiscal year ended December 31, 2008 and the Company’s Form 10-Q for the quarterly period ended March 31, 2009 to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. The Company added disclosure reflecting this level of assurance of the Company’s disclosure controls and procedures in its Form 10-Q for the quarterly period ended June 30, 2009, filed with the Commission on August 6, 2009. The Company hereby confirms that it will include this additional disclosure, if true at the time, in its future reports.

3.
We note your statements here and in your Form 10-Q for the quarterly period ended March 31, 2009 that “any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met,” and “there is only reasonable assurance that our controls will succeed in achieving their stated goals under all potential future conditions.” Given these statements regarding the limits of the effectiveness of your disclosure controls and procedures, your disclosure should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. Please confirm that you will include similar disclosure in the future or, in the alternative, that you will remove the discussion of the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

August 19, 2009

The Commission is advised that the Company added disclosure reflecting these conclusions in its Form 10-Q for the quarterly period ended June 30, 2009. The Company hereby confirms that it will include similar language in future filings, if true at the time, to reflect the conclusions of its principal executive officer and principal accounting officer regarding the level of assurance of the Company’s disclosure controls and procedures.

Changes in Internal Control, page 50

4.
We note your disclosure that there have been no “significant changes” in your internal controls over financial reporting or in other factors that could significantly affect these controls. Item 308(c) of Regulation S-K requires that you disclose “any” change in your internal control over financial reporting that occurred during your last fiscal quarter (your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no changes in your internal control over financial reporting in the fourth quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting and provide us with a representation that you will conform your disclosure to the item requirements in future filings. We note that the disclosure in your Form 10-Q for the quarterly period ended March 31, 2009 is correct.

The Company hereby confirms that there were no changes in its internal controls over financial reporting during the quarterly period ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company included this disclosure in its Form 10-Q for the quarterly period ended June 30, 2009. The Company hereby confirms that it will conform its disclosure to the requirements of Item 308(c) of Regulation S-K in future filings.

Consolidated Statements of Income, page F-5

5.
Provide us with your analysis of paragraph 42 of SFAS 144 in support of your determination that the presentation of the sale of your Israeli SAP sales and distribution operations as a discontinued operation is not required.

The Commission is advised that the operations about which the Commission is inquiring were only one constituent of the Company’s Software Distribution operating segment. Through our NessPRO business unit, we market and sell enterprise software licenses of third-party software vendors to corporate clients in geographic areas that are partially or totally uncovered by the software vendors’ own sales forces. We also provide a range of implementation, customization and support services related to those licenses. We resell products mostly in Israel, Italy, Spain and Portugal for over 30 third-party software vendors. SAP was only one of those vendors.

As described in Note 1(c) to the financial statements included in the Company’s Form 10-K for the fiscal year ended December 31, 2008, we sold the assets, property, rights and claims related to our Israeli SAP sales and distribution operations to SAP AG in August 2008, including those members of our sales force specifically focused on license sales of SAP products to the Israeli market. Our much larger Israeli SAP consulting, delivery, training and management workforce, which is part of our System Integration segment, was not included, nor were members of our sales force responsible for selling such SAP system integration services, nor were sales force members responsible for the sale of SAP license sales to the Israeli Ministry of Defense, to whom we continue to sell SAP licenses exclusively. Also excluded were our SAP operations in other countries.

August 19, 2009

According to paragraph 42 of SFAS 144, “The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”

The Commission is advised that in the case of our Israeli SAP sales and distribution operations, we do not believe either of the above conditions has been met for the following reasons and, therefore, presentation of our Israeli SAP sales and distribution operations as a discontinued operation is not required:

(a)
We retained our SAP academy training center and our position as the sole provider of SAP licenses to the Ministry of Defense of the Government of Israel. In addition, we continue to act as a major system integrator for SAP solutions in the Israeli market due to our unique expertise accumulated in that field over the years. We also continue to sell SAP licenses and related system integration services outside of Israel, primarily in Europe.

(b)
Since the August 2008 sale, we are no longer the sole distributor of SAP licenses in Israel. However, we continue to sell and distribute software licenses for over 30 other vendors through our NessPRO business unit, and we continue to have significant involvement and cooperation with SAP AG in Israel as a strategic partner and value-added reseller within the scope of the SAP Gold Partner Edge program. Furthermore, we will earn commissions in cases where clients seeking a comprehensive solution from one vendor approach us directly and purchase SAP licenses through us.

Notes to Consolidated Financial Statements

Note 8 — Other Accounts Payable and Accrued Expenses, page F-29

6.
Tell us how your presentation within this footnote complies with the requirements of Rule 5-02.20 of Regulation S-X. In this regard, tells us whether any item within accrued expenses exceeds 5% of total current liabilities. If so, such items should be separately presented.

August 19, 2009

The Commission is advised that, upon re-examining our accrued expenses, we have determined that certain related items, if aggregated, would have exceeded 5% of total current liabilities at December 31, 2007 and 2008.

We supplementally advise the Commission that, if we had aggregated the related items into a single line, the table of other accounts payable and accrued expenses in Note 8 to our Form 10-K for the fiscal year ended December 31, 2008 would have appeared as follows. The only changes are to the “Accrued expenses (excluding subcontractors)” and “Subcontractors” lines of the table, and all other figures remain unchanged. Other than as shown below, no component of accrued expenses exceeded 5% of total current liabilities at December 31, 2007 or 2008.

	December 31,
	2007	2008

Employees and payroll accruals	$25,621	$29,800
Accrued vacation pay and employee benefits	15,234	12,985
Government authorities	14,996	13,660
Accrued expenses (excluding subcontractors)	18,883	22,459
Subcontractors	12,641	19,901
Payables in connection with acquisitions of subsidiaries	7,678	14,325
Payments to former shareholders of acquired subsidiary (see also Note 1b(6))	5,793	1,587
Arbitration settlement (see also Note 10b(1))	9,000	—
Restructuring related provisions (see also Note 1b(4))	6,264	1,129
Deferred tax liabilities (see also Note 11c)	667	922
Others	3,716	7,929
	$120,493	$124,697

We confirm that in future filings we will separately state the components of accrued expenses exceeding 5% of total current liabilities as required under Rule 5-02.20 of Regulation S-X, if applicable.

Note 14 — Segment Reporting, pages F-38 through F-41

7.
Refer to your tabular presentations of long-lived assets and revenues by geographic area on pages F-40 and F-41 and tell us how you determined that your disclosure complies with paragraph 38 of SFAS 131. In this regard, to the extent amounts attributable to an individual foreign country are material, that country should be separately identified.

We have examined the materiality of individual foreign countries with regard to our long-lived assets and revenues by geographic area. The Commission is advised that we have determined that the Czech Republic represented more than 10% of our revenues for the fiscal year ended December 31, 2008 and for the quarters ended March 31 and June 30, 2009; and India represented more than 10% of our long-lived assets at December 31, 2008, March 31 and June 30, 2009. In Note 10 on page 18 of our Form 10-Q for the quarterly period ended June 30, 2009, we disclosed the contribution to revenues of the Czech Republic in tabular form. We will conform our presentation in future filings to the requirements of paragraph 38 of SFAS 131, as applicable.

August 19, 2009

We supplementally advise the Commission that the tables of revenues and long-lived assets by geographic area in our Form 10-K for the fiscal year ended December 31, 2008 and our Form 10-Q for the quarterly period ended March 31, 2009 and the table of long-lived assets by geographic area in our Form 10-Q for the quarterly period ended June 30, 2009 would have appeared as follows. Other than as shown below, no foreign country contributed materially to revenues or long-lived assets for these periods. The Commission is further advised that, in connection with our review of long-lived assets, we have revised our tabular presentation to include only hard assets that cannot be readily removed, in accordance with the guidance of the Financial Accounting Standards Board.

The following presents total revenues for the years ended December 31, 2006, 2007 and 2008 and long-lived assets as of December 31, 2007 and 2008:

	Year ended December 31,
	2006	2007	2008
Revenues from sales to unaffiliated customers:
Israel	$227,992	$248,352	$228,865
North America	125,277	134,800	178,113
Europe (excluding Czech Republic)	70,834	103,350	161,692
Czech Republic	33,542	48,104	68,030
Asia Pacific	16,673	25,660	28,106
	$474,318	$560,266	$664,806

	December 31,
	2007	2008
Long-lived assets:
Israel	$17,089	$20,030
India	10,263	7,312
Europe	4,917	6,731
North America	1,337	2,245
Asia Pacific (excluding India)	466	415
	$34,072	$36,733

The following tables present total revenues for the three months ended March 31, 2008 and 2009, and long-lived assets as of December 31, 2008 and March 31, 2009:

August 19, 2009

	Three months ended March 31,
	2008	2009
	(Unaudited)	(Unaudited)
Revenues from sales to unaffiliated customers:
Israel	$60,523	$45,270
North America	41,914	42,479
Europe (excluding Czech Republic)	36,962	26,586
Czech Republic	13,269	16,438
Asia Pacific	7,064	5,661
	$159,732	$136,434

	December 31, 2008	March 31, 2009
		(Unaudited)
Long-lived assets:
Israel	$20,030	$19,015
India	7,312	6,583
Europe	6,731	5,429
North America	2,245	2,246
Asia Pacific (excluding India)	415	384
	$36,733	$33,657

The following tables present total revenues for the three and six months ended June 30, 2008 and 2009, and long-lived assets as of December 31, 2008 and June 30, 2009:

	December 31, 2008	June 30, 2009
		(Unaudited)
Long-lived assets:
Israel	$20,030	$20,535
India	7,312	6,510
Europe	6,731	5,340
North America	2,245	2,173
Asia Pacific (excluding India)	415	441
	$36,733	$34,999

Part III Information (incorporated by reference from Definitive Proxy Statement filed on April 21, 2009

Compensation Discussion and Analysis, page 24

8.
As you may be aware, the Division of Corporation Finance has made available Staff interpretations of Item 402 of Regulation S-K on the SEC website. Please see “Staff Observations in the Review of Executive Compensation Disclosure” at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm and “Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009” at http://sec.gov/news/speech/2008/spchl02108jww.htm. This guidance may be helpful as you review the comments set forth below, which should be given appropriate consideration when drafting future versions of your executive compensation and other related disclosure.

August 19, 2009

The Company acknowledges the Commission’s comment and will review, as applicable, the posted materials as it prepares its future filings.

Base Salary, page 22

9.
Your disclosure regarding how the compensation committee sets base salaries is extremely general. Rather than providing general statements regarding factors that influence base salary levels, you should describe how the company evaluated and weighed those factors in determining the specific salary adjustments made for each of your named executive officers in fiscal year 2008. For example, please tell us how your compensation committee assessed and weighed each officer’s individual job performance in setting base salary levels for 2008. Please also explain how the compensation committee used peer company information in setting base salary levels.

The compensation committee awarded Mr. Gerlitz, whose compensation is denominated in New Israeli Shekels, or NIS, a 7.0% increase in base salary at the start of 2008, based on his individual job performance in 2007 and the growth in 2007 of the Company’s revenues and pro forma operating income. Mr. Segev, whose compensation is denominated in NIS, was awarded a 9.3% increase in base salary, based on his individual job performance in 2007, the growth in 2007 of our revenues and pro forma operating income, and his increased responsibilities as the Company’s IT organization began to report to him.

Mr. Efal, whose compensation is denominated in NIS, was awarded a 14.9% increase in base salary, based on his individual job performance in 2007 and the planned (and later effected) change in his job responsibilities to president, global partners and centers of excellence, and president, NessPRO. Mr. Hruška, whose compensation is denominated in Slovak Koruna, or SKK, was awarded an 8.4% increase in base salary, based on his individual job performance in 2007, the significant growth in revenues and operating income of Ness Europe, and the increase in his scope of responsibilities resulting from the acquisition of FMC in Hungary. Mr. Zinderman, whose compensation is denominated in NIS, was awarded a 6.8% increase in base salary, based on his individual job performance in 2007 and on the growth in 2007 of the revenues and operating income of our Technologies and Systems Group.

The Commission is advised that Messrs. Gerlitz and Segev joined the Company during the first quarter of 2007, so their base salaries as reflected in the Summary Compensation table for 2007 do not represent a full year. The Commission is further advised that the base salaries of our named executive officers are denominated and paid in the relevant local currency for each officer, so part of the apparent change in base salary from year to year is due to foreign currency translation effects when their base salaries are converted to U.S. dollars for reporting purposes. From 2007 to 2008, the average NIS-to-dollar exchange rate strengthened significantly from 4.11 to 3.59, while the average SKK-to-dollar exchange rate strengthened significantly from 24.74 to 21.42. Thus, without any actual increase in local currencies, base salaries denominated in NIS and SKK would have increased by 14.6% and 15.5%, respectively, in dollar terms.

August 19, 2009

The compensation committee did not use peer company compensation survey data in setting 2008 salaries for our named executive officers or other executive officers. However, as discussed in our response to the Commission’s comment 11, below, the committee did commission such a survey late in 2008 as it began to formulate 2009 base salaries.

Annual Cash Incentive Compensation, page 22

10.
We note that you have not disclosed the performance objectives applicable to the cash incentive awards paid to your named executive officers in 2008. We note that these objectives were disclosed in your definitive proxy statement filed on April 23, 2008. However, your compensation discussion and analysis must provide information on compensation awarded in your last completed fiscal year. See Item 402 of Regulation S-K. Accordingly, in future filings, please be sure to disclose performance objectives that were the basis for cash awards made to your named executive officers during your last completed fiscal year. You should also disclose the numerical targets for each performance objective and provide a focused discussion of the extent to which target levels of performance goals were achieved and how achievement of the targets resulted in specific payouts under the plan. See Instruction 4 to Item 402(b) of Regulation S-K. If you have omitted specific performance targets in reliance on Instruction 4, please confirm that you have a competitive harm analysis that supports your reliance on the instruction, or advise.

We confirm that we will in future filings disclose the performance objectives that were the basis for cash awards made to our named executive officers during our last completed fiscal year, including the numerical targets for each performance objective, and we will discuss the extent to which the target levels of the performance goals were achieved and how achievement of the targets resulted in specific payouts under the plan. In the event that we omit performance objective targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K, we will confirm that we have a competitive harm analysis supporting our reliance on the instruction, and we will disclose how difficult it will be for the executive or how likely it will be for the Company to achieve the undisclosed targets.

Compensation Benchmarking and Peer Group, page 26

11.
Please clarify the precise nature of your benchmarking activities. Please tell us if you benchmark total and/or individual elements of compensation. For each element of compensation for which you do benchmark, identify the specific percentile or range used for the benchmark, or otherwise explain how you benchmark. Also, identify the companies that make up your peer group. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our regulation S-K Compliance and Disclosure Interpretations, available on our website.

August 19, 2009

The Commission is advised that we will expand our disclosure in future proxy statements to discuss our benchmarking activities in greater detail, as applicable.

Historically, our compensation committee has performed compensation benchmarking on an informal and ad hoc basis, including reviewing publicly available industry compensation data to obtain a general understanding of current compensation practices. These informal benchmarking and survey activities did not involve a fixed set of peer companies, analysis of the compensation of named executive officers to percentile results from a broad compensation survey, or the use of benchmarking results to base, justify or provide a framework for compensation decisions.

In November 2008, our compensation committee received the results of its first formal compensation survey and benchmarking analysis. The analysis, which was performed by Frederic W. Cook & Co., Inc., a leading independent compensation consulting firm, compared the base salaries, target cash compensation and target total direct compensation of our named executives and other executive officers to the projected 2009 compensation of executive officers in three survey populations. The first comparison was to a survey population of 14 companies in the IT services industry of approximately our size in annual revenues, using compensation data collected by Frederic W. Cook & Co., Inc. The other two comparisons were to third-party compensation survey data available to Frederic W. Cook & Co., Inc., one covering the technology sector and a second covering a broader sample of U.S.-based industries.

The analysis found that the base salaries of our named executive officers and of all executive officers were below the median for both groups; target cash compensation was close to the median for both groups; and target total direct compensation was slightly above the median for both groups.

At the time that the benchmarking study was commissioned, the compensation committee intended to use the results in determining increases to the base salaries for our executive officers for 2009. As a result of the economic downturn and the cost pressures it imposed on our business, however, the compensation committee decided, with the concurrence of our chief executive officer, not to award any increases in base compensation to our executive officers for 2009, except in two cases where a promotion and increase in responsibilities occurred. Neither of these individuals is a named executive officer. The compensation committee has also begun considering the results of the benchmarking study when determining the size of non-equity incentive plan compensation awards, restricted stock unit awards and stock option awards.

August 19, 2009

Stock Incentive Awards, page 24

12.
We note that your disclosure on page 26 indicates that the size of stock incentive awards is based on an employee’s position and performance. With a view toward providing expanded disclosure in future filings, please tell us more specifically how the compensation committee determined the size of the equity awards made to your named executive officers on December 8, 2008. Please also explain why the company extended the expiration dates of the options held by Messrs. Hruska, Efal and Zinderman.

Before granting the equity awards on December 8, 2008, our compensation committee considered the results of the compensation survey and benchmarking analysis discussed in our response to the Commission’s comment 10, above. As noted above, the results of the compensation survey and benchmarking analysis showed that, without equity grants, the compensation of the Company’s executive officers was below the median in its peer group.

Our compensation committee determined the size of the equity grants to our named executive officers and other executive officers based on each executive’s role and scope of responsibility in the Company and his or her level of performance, also taking into account the Company’s interest in the retention of key executives on a going forward basis. The value of the equity awards granted on December 8, 2008 tended to bring each executive officer closer to the relevant benchmark for that executive.

Regarding our extension of the expiration of options held by Messrs. Hruška, Efal and Zinderman, the options about which the Commission is inquiring were part of several broad option awards granted to many employees of the Company in 2002 and 2003, at the price of $8.47 and $8.90 per share. Most of the holders of these options exercised their options in subsequent years, with only approximately 40 employees still holding these options in November 2008.

In view of the decline in the Company’s stock price at that time, the options were significantly underwater and did not provide a meaningful retention incentive to the employees. Our compensation committee contemplated granting new options to the affected employees, but in light of the lower cost to the Company of extending existing options, the committee granted the optionees (including Messrs. Hruška, Efal and Zinderman) a two-year extension of the options. The extension was treated as modification for accounting purposes in accordance with FAS 123(R), “Share-Based Payment,” resulting in expenses of approximately $39,000.

The extension of the options to Messrs. Hruška, Efal and Zinderman was considered by the compensation committee when determining the size of the new equity grants made to our executive officers on December 8, 2008.

August 19, 2009

Summary Compensation Table, page 29

13.	We note that Mr. Efal received a bonus of $83,652 in fiscal year 2008. Please describe the circumstances surrounding this bonus payment.

In August 2008, the Company’s Israeli subsidiary sold its SAP sales and distribution operations to SAP AG, resulting in a one-time gain for the Company of $18.4 million, net of related expenses, and an enhanced ongoing relationship with SAP AG. Mr. Efal, who was president of Ness Israel at the time, successfully led the negotiations with SAP AG and oversaw transfer of the operations from the Company to SAP AG.

Our compensation committee awarded a discretionary cash bonus of $83,652 to Mr. Efal based on his exceptional performance on this initiative, as the sale of the operations was not foreseen when 2008 annual cash incentive compensation plans were awarded and was therefore not incorporated in Mr. Efal’s annual cash incentive compensation plan.

Form 10-Q For the Quarterly Period Ended March 31, 2009

Note 7: Derivatives, pages 12 and 13

14.
SFAS 161 requires the presentation, in tabular format, of the quantitative disclosures required by subparagraphs 44C(a) and (b) of SFAS 133. Tell us how you determined that your presentation complies with this requirement.

Following our review of the disclosure contained in our Form 10-Q for the quarterly period ended March 31, 2009, we revised our tabular presentation of derivatives for our Form 10-Q for the quarterly period ended June 30, 2009 to conform to the quantitative disclosure requirements of subparagraphs 44C(a) and (b) of SFAS 133. The Company hereby confirms that it will conform its disclosure to the requirements of 44C(a) and (b) of SFAS 133 in future filings.

Forms 8-K Filed on February 4, 2009 and May 5, 2009

15.
Refer to your provision of non-GAAP earnings per share guidance and tell us how your presentation of this range of non-GAAP measures complies with each of the requirements of Item 10(e)(1)(i) of Regulation S-K.

We acknowledge the Commission’s comment. The Commission is advised that the Company disclosed in each respective press release attached as an exhibit to the Forms 8-K submitted to the Commission on February 4, 2009 and May 5, 2009 its reasons why our management believes that presentation of certain non-GAAP financial measures provides useful information to investors regarding the Company’s financial condition and results of operations and the purposes for which our management uses these measures. See the sections of the press releases entitled “Guidance” and “Use of Non-GAAP Financial Information.”

August 19, 2009

Our management’s decision to disclose earnings per share guidance on a non-GAAP basis only is due to the relative uncertainty with which we can project future earnings on a GAAP basis, and our concern regarding disclosure of such projections. For example, earnings per share on a GAAP basis are affected by non-cash amortization of intangible assets, net of taxes, which cannot be determined in advance. The Company has been and continues to be acquisitive, and the timing and size of future acquisitions cannot be accurately forecasted, as they depend on market factors outside our control. Furthermore, new changes in accounting rules regarding the expensing of earn-out payments to the sellers of acquired companies will apply for future acquisitions, and we cannot at this time predict their effect. Because our non-cash amortization of intangible assets results largely from our acquisitions, we are unable to accurately forecast our future amortization of intangible assets.

Similarly, earnings per share on a GAAP basis are affected by non-cash, stock-based compensation expenses in accordance with SFAS 123R, net of taxes, which cannot be determined in advance. The Company periodically grants stock options and restricted stock units to its officers and employees, and it expects to make such grants in the future from time to time. Because the timing and the size of such grants are unknown, we cannot accurately forecast the non-cash, stock-based compensation expenses that we may incur.

Finally, the Company is occasionally subject to one-time non-cash expenses resulting from external forces beyond the control of our management, such as the write-down in the value of the Company’s Israeli severance pay fund in the three months ended December 31, 2008, which resulted from a decline in the value of investments held by the fund. The current turbulence and uncertainty in the U.S. and global capital markets and the externalities that can and have affected the value of the fund since September 2008 make it very difficult to forecast if and when such expenses might occur, and how significant they could potentially be.

Given the uncertainties in projecting earnings per share on a GAAP basis, the Company’s management was faced with a choice of discontinuing all financial guidance to investors or providing the best information we had available, namely non-GAAP guidance representing the expected revenues and earnings per share of the core operations of the Company. In order to provide the maximum amount of information, the greatest degree of transparency and the highest level of consistency to investors, we determined that it was important to provide the non-GAAP projections that our management had available.

The Commission is advised that we provided in each press release attached to the Forms 8-K that are the subject of this comment a GAAP/non-GAAP reconciliation for the historical periods presented, including earnings per share calculations.

* * * * *

August 19, 2009

As requested, the Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or request any further information, please contact the Company’s counsel, Kenneth M. Silverman, by telephone at (212) 451-2327, by email at ksilverman@olshanlaw.com or by facsimile at (212) 451-2222.

Sincerely,

/s/ Ofer Segev

Ofer Segev
Chief Financial Officer

cc:	Issachar Gerlitz Ilan Rotem, Adv., Esq. Kenneth M. Silverman, Esq.